UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 12, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces Fourth Quarter and Full Year 2007 Results
Total revenue and other operating income grew by more than 50% to
€213.1 million, compared to €140.9 million in 2006.
Successful Quinvaxem™ launch drives strong autonomous growth.
Strong operating cash flow of €51.5 million in the fourth quarter and €22.2 million for the year compared to a negative €54.0 million in 2006.

2008 full year guidance: total revenue and other operating income growth of
20% in constant currencies1; higher margins; positive cash flow.

Leiden, The Netherlands (February 12, 2008) – Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the fourth quarter and full year 2007, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Business Highlights:

•	Sanofi pasteur enters into Phase II clinical trial with their seasonal flu vaccine. This vaccine is being developed using Crucell's PER.C6® cell line technology.

•	Crucell and sanofi pasteur sign an exclusive collaboration and commercialization agreement for rabies antibodies for which Crucell received a payment of €10 million following the execution of the agreement and will be eligible for milestone payments of up to €66.5 million.

•	Crucell presents results of two Phase I studies with the rabies monoclonal antibody cocktail (containing two antibodies), showing safety and ability to protect. The antibody cocktail, produced using Crucell’s PER.C6® technology, is well tolerated, provides the expected neutralizing activity and can be administered in combination with a rabies vaccine.

•	Crucell announces that its rabies monoclonal antibody cocktail has been granted Fast Track status by the US Food and Drug Administration’s (FDA) Department of Health and Human Services.

•	A US Phase I trial (in BCG naïve individuals) of the AdVac®/PER.C6® Technology-Based Tuberculosis Vaccine (in collaboration with the Aeras Foundation) has been completed. The results of the trial indicate that the vaccine is well tolerated and capable of stimulating cell mediated response to tuberculosis antigens.

•	Crucell announces that Merck & Co., Inc. has exercised an option to access Crucell's AdVac® vaccine technology and for the exclusive use of Crucell's PER.C6® technology in two infectious disease areas.

•	Crucell announces that it has entered into a co-exclusive PER.C6® and AdVac® technology license agreement with Wyeth Pharmaceuticals, a division of Wyeth.

1 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

•	Crucell discovers human monoclonal antibodies for the prevention and treatment of the avian flu virus. The antibodies provide immediate protection and neutralize the broadest range of H5N1 strains in pre-clinical models.

•	Crucell and MedImmune sign an exclusive license and research collaboration agreement for the treatment and prevention of hospital-acquired bacterial infections.

Financial Highlights Fourth Quarter 2007:

•	Strong growth of 35% in our pediatric, travel and other vaccines was offset by lower influenza vaccine sales in the fourth quarter of 2007 compared to 2006. In 2006 the majority of influenza sales occurred in the final quarter whereas in 2007 they were spread over the third and fourth quarter of the year.

•	Combined total revenue and other operating income for the quarter of €75.9 million was in line with the same quarter of 2006 (€76.0 million) despite strong comparables and a weaker dollar. In addition, we received an initial payment of €10 million in cash for the rabies agreement with sanofi pasteur which we could not recognized as revenue in 2007 and had to defer to future years.

•	Gross margin were 34% compared to 42% in the fourth quarter of 2006. Margins in the fourth quarter of 2006 were boosted by license revenues where fourth quarter 2007 margins were affected by inventory write-downs.

•	Net loss for the fourth quarter came in significantly lower at €4.8 million versus a net loss of €24.9 million the same quarter of 2006.

•	Net cash generated in operating activities in the fourth quarter was €51.5 million compared to net cash used of €2.5 million in the same quarter of 2006.

•	Cash from operating activities before changes in net working capital resulted in a positive €13.1 million cash flow for the quarter. Changes in net working capital contributed significantly to cash from operating activities both for the fourth quarter as well as for the full year.

Financial Highlights Full Year 2007:

•	The increase of over 50% in total revenue and total other operating income for the year to €213.1 million is primarily attributable to the successful roll-out of Quinvaxem™, an increase in travel vaccine sales and higher revenues related to acquisitions made in the second half of 2006. Net loss for the full year of €45.9 million compared to €87.6 million in the same period of 2006. Strong operating cash flow of €22.2 million for the year compared to a negative €54.0 million in 2006.

Key Figures 2007

(€ million, except net loss per share)

Fourth quarter				Full Year 2007

2007	2006	Change		2007	2006	Change

			Total revenues and
			other operating
75.9	76.0	0%	income	213.1	140.9	51%

(4.8)	(24.9)	(81)%	Net loss	(45.9)	(87.6)	(48)%
			Net loss per share
(0.07)	(0.41)		(basic and diluted)	(0.71)	(1.53)
			Cash & cash equiv.:
			- Dec 31, 2007	163.2
			- Dec 31, 2006	157.8

Crucell's Chief Executive Officer Ronald Brus said:

“In the fourth quarter we continued to see strong growth in our product sales. We are focused on further expanding the growth of our existing products in 2008 and implementing an operational excellence program within the organization. We are very proud that, for the first time in the company’s history, we achieved positive cash flow in a year where we moved the majority of our programs into clinical development.”

Based on the results of 2007 and our expectations going forward, we are guiding that combined total revenue and total other operating income for the full year 2008 will grow by 20%2. We expect higher margins and positive cash flow for the second year running.”

“In the fourth quarter our PER.C6®-based rabies antibody program continued to show exciting progress. After earlier discovery of a set of human monoclonal antibodies, we successfully completed a Phase I study and were granted a Fast Track designation by the FDA. We are pleased to have entered an agreement with sanofi pasteur for this promising antibody program. This further validates Crucell’s PER.C6® production technology and our MAbstract® technology for generating monoclonal antibodies.”

“Also in the fourth quarter sanofi pasteur entered a Phase II study for their seasonal flu vaccine, which is being developed using Crucell’s PER.C6® technology.”

2 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Business Update

Clinical Program Update - Vaccines

•

Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): Based on Phase I clinical study results of the seasonal influenza vaccine developed by Crucell’s partner sanofi pasteur, using PER.C6® technology, Phase II testing of the cell culture-based seasonal influenza vaccine was initiated in the U.S. This project is part of a contract awarded in 2005 by the U.S. Department of Health and Human Services (HHS) aimed at accelerating the development of a new cell culture-based influenza vaccine. Phase II trials involving healthy adult volunteers in the U.S. will focus further on the safety profile and immunogenicity of the cell-based vaccine.

This vaccine was developed using Crucell’s PER.C6® technology, which offers sanofi pasteur a promising and reliable production method for seasonal and pandemic influenza vaccines in addition to traditional, proven egg-based production. The production scale potential of the PER.C6® cell line has been demonstrated in a bioreactor of 20,000 liters, suggesting robustness of PER.C6® technology.

•	Influenza - Pandemic Flu Vaccine H9N2: Phase I and II studies have been completed and the results are currently being analyzed. No serious adverse side effects were reported to date. Findings are expected to be released first half of 2008.

•	Hepatitis A: Pediatric Epaxal® was licensed early 2007 in Switzerland. The product is currently under registration in selected endemic countries.

•	Whole-killed West Nile Virus Vaccine: The Phase I trial for a vaccine was completed, demonstrating safety and tolerability. Crucell also developed human monoclonal antibodies for therapeutic use against West Nile. It has been decided that these programs will no longer be continued. Crucell has come to the conclusion that the commercial and market opportunities for its West Nile products are not as attractive as other products in Crucell’s pipeline.

•	Live Attenuated Yellow Fever Vaccine Flavimun®: Given the successful sales of the MoRuViraten® vaccine for Measles/Rubella, which is produced in the same facility as Flavimun®, Crucell’s management has decided to further postpone the registration submission of the Yellow Fever vaccine in Switzerland. MoRuViraten® was successfully licensed in the first half of 2007 and its registration was renewed.

•	AdVac®/PER.C6® Technology-Based Ebola Vaccine : For the Phase I study for the Ebola vaccine, which Crucell is currently developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), two groups of 16 volunteers have been enrolled and vaccinated. The clinical data is still blinded, however initial indications suggest that the vaccine is safe at the tested doses and appears to be immunogenic in a subset of subjects.

•	AdVac®/PER.C6® Technology-Based Tuberculosis Vaccine: The development of this vaccine is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. A US Phase I trial (in BCG naïve individuals) has been completed. The results of the trial, which will be presented by Aeras in April 2008 at a TB vaccines conference in Atlanta, indicate that the vaccine is well tolerated and capable of stimulating cell mediated response to tuberculosis antigens. In Q2 2007 a second clinical trial was initiated in South Africa. This Phase I trial is a placebo controlled study in adults who were vaccinated at birth with the BCG vaccine. Enrolment has been completed and follow up is ongoing. The study shows the vaccine to be well tolerated. A new Phase I BCG-Ad35 prime boost clinical trial of the unique AdVac®-based tuberculosis vaccine was initiated in December 2007.

•	AdVac®/PER.C6® Technology-Based Malaria Vaccine: Crucell and its partner, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the U.S. The study is being carried out on two sites, VanderBilt and Stanford University. The first and second cohorts, comprising 18 and 17 volunteers respectively, have been successfully enrolled. No serious adverse side-effects have been reported to date. Current plans call for subsequent enrollment of two additional cohorts at higher vaccine doses, provided the vaccine has an appropriate safety profile. Following review of the safety data by a Safety Monitoring Committee, a decision has been made to begin recruitment of the third cohort. Initial findings of this Phase I trial are expected to be available in 2008.

•	Merck Ad5 HIV vaccine: DiscontinuedMerck’s HIV vaccine candidate was in phase I and II studies when discontinuation of the trials was announced on 21 September 2007. The discontinuation of the studies was not related to the use of Crucell’s technology.

•	AdVac®/PER.C6® Technology-Based HIV Vaccine: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) has been approved by the FDA in January 2008. Phase I of the trial is expected to start before the end of the first quarter of 2008.

Clinical Program Update – Proteins

•	Rabies Human Monoclonal Antibody Cocktail: Crucell and sanofi pasteur signed an exclusive collaboration and commercialization agreement for the development of a rabies monoclonal antibody cocktail using Crucell’s PER.C6® manufacturing technology. This antibody cocktail is to be used with the rabies vaccine for post-exposure prophylaxis against this fatal disease. Due to promising Phase I results of a US and an Indian study completed in 2007, in which no serious adverse effects were reported and the treatment was well tolerated, Crucell was notified by the FDA Department of Health and Human Services that its rabies monoclonal antibody cocktail has been granted a Fast Track designation. Under the terms of the agreement, Crucell will continue to perform the development activities. Crucell will be responsible for the manufacturing of the final product and will retain exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF. In December 2007, Crucell received a payment of €10 million following the execution of the agreement and will be eligible for milestone payments of up to €66.5 million.

•	Human Monoclonal Antibodies Against Flu H5N1: Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. These results, demonstrating the potential of human monoclonal antibodies for pandemic preparedness, were presented on September 27th, 2007 at the 5th International Bird Flu Summit held in Las Vegas, Nevada. A total of twenty-one human monoclonal antibodies were discovered. These were found to be able to neutralize the H5N1 virus of avian influenza, which currently presents a global threat. The most potent of the antibodies was shown to neutralize the broadest range of H5N1 strains that have emerged between 1997 and 2004. This antibody prevents flu, in pre-clinical models, when given twenty four hours before a challenge with a lethal dose of highly pathogenic H5N1 virus. When given three days after infection, it also was shown to prevent death and cure the disease. Therefore this antibody may provide a powerful tool in pandemic preparedness.

•	Blood Coagulation Factor VL/C: Conclusive proof of concept for this blood coagulation factor has not been established to date. Preclinical work on this program continues and we will provide a complete status update during the Analyst Day on March 12th, 2008 in London.

New Marketing & Distribution Agreement

•	Crucell signed a marketing and distribution agreement with Sanquin, the Dutch Blood Supply Foundation. Under the terms of the agreement, Crucell will get exclusive distribution rights of Cofact® Sanquin’s prothrombin complex of blood factors II, VII, IX and X. This is currently in MRP (mutual recognition procedure) registration in a number of Crucell’s key markets including Norway, Sweden, Denmark, Spain and Italy. Crucell will also have a right of first refusal for China, Korea and a number of Eastern European countries.

Other

•	Crucell announced the sale of its share in Pevion Biotech, Bern (Switzerland) to other shareholders of Pevion Biotech Ltd. This resulted in net proceeds of approximately CHF 10 million (€6 million).

Licensing Agreements

•	Crucell and MedImmune announced an exclusive license and research collaboration agreement for the treatment and prevention of hospital-acquired bacterial infection. Under the terms of the agreement, MedImmune is to provide Crucell certain upfront, annual and milestone payments potentially exceeding US$ 40 million, plus research and development (R&D) funding and an undisclosed royalty on product sales. In return, Crucell has granted MedImmune an exclusive license to research, develop and commercialize antibodies within one of its MAbstract® technology programs. In addition MedImmune will have access to Crucell’s antibody capabilities for further R&D in this area.

•	Crucell and DSM Biologics announced a non-exclusive PER.C6® research licensing agreement with Recepta Biopharma S.A. This agreement allows Recepta Biopharma S.A. to use Crucell’s PER.C6® technology to develop four antibodies it has licensed in from the Ludwig Institute for Cancer Research. Financial details were not disclosed.

Appointments

•	Crucell’s Supervisory Board will propose Mr. Steve Davis as member of the Supervisory Board to Crucell's shareholders to appoint at the company’s AGM on May 30, 2008. Mr. Davis (1957) was CEO of Corbis Corporation until 2007 and now acts as a senior advisor to the company. Corbis is a global digital media business privately owned by Bill Gates. During Mr. Davis’ 10-year tenure as CEO of Corbis Corporation, he oversaw the development of the company from an internet start-up to an established global leader with annual revenues of over US$ 250 million and with more than 1100 employees. Prior to his role as CEO, Mr. Davis held several roles at Corbis as Corporate Attorney, VP Strategy Development and General Council.

•	Dr. Cees de Jong was nominated to join Crucell’s Management Board. This nomination will be proposed to Crucell’s shareholders at the company’s AGM on May 30, 2008. Dr. de Jong joined Crucell as Chief Operating Officer in September 2007 and in that responsibility he already is part of Crucell’s Management Committee, which is responsible for the company’s day-to-day operations. Crucell’s Management Board is responsible for setting the company’s goals, defining its strategy and achieving strong results. The current members are Chief Executive Officer Dr. Ronald Brus (Chairman), Chief Scientific Officer Dr. Jaap Goudsmit and Chief Financial Officer Mr. Leonard Kruimer. Before Dr. De Jong joined Crucell, he worked at Quest International as a member of the Board. He was responsible for the Flavours Division, which he turned around from loss making to outperforming industry growth rates. Prior to Quest, he worked as Managing Director of DSM Anti-infectives. In 1989 Dr. De Jong started his career at Gist Brocades, holding a variety of roles in Business Development, Strategy and General Management. Dr. De Jong holds a Medical Degree and earned an MBA at the Erasmus University Rotterdam.

Patents

•	Crucell N.V. reacted to a press release issued by German company CEVEC Pharmaceuticals GmbH. In their press release of 14 January 2008, CEVEC announced that one of Crucell’s PER.C6® patents for protein production was restricted by a recent decision of the European Patent Office. Crucell stated that the suggestions made in CEVEC’s press release are misleading. On 7 December 2007, the opposition division of the European Patent Office maintained Crucell's patent for protein production (EP1161548), with only a minor limitation to a claim that is not relevant to the scope of protection of the patent.CEVEC had lodged opposition against the patent. The company requested the revocation of the patent in full. The opposition has, however, been rejected on all essential points. There are no consequences for the scope of protection of the patent as a whole. The essential claims of the patent, those for the method of producing a recombinant protein, have been maintained without any limitation.
•	One STAR® patent (STAR67, used in STAR® constructs) was granted in Europe.
•	A PER.C6® protein production method patent was granted in the U.S.
•	An important AdVac®-related patent was granted in the U.S.
•	Crucell’s position in the AdVac® field was strengthened further with patents in the U.S. and in South Korea for the widely used Ad35 vector.
•	A basic PER.C6® patent was granted in Japan.
•	A PER.C6® patent for virus production was granted in Hong Kong.
•	A Malaria vaccine based on AdVac® technology was granted in the U.S.
•	A basic patent for STAR® technology was granted in Australia and Mexico.

Post Balance Sheet Events

•	Crucell signed a non-exclusive STAR® research license agreement with Korean-based ISU ABXIS. The license covers both a research evaluation of STAR® technology for the production of recombinant proteins and an option for a commercial license. Financial details of the agreement were not disclosed.

Financial Review

Total Revenue and Other Operating Income
Total revenue and other operating income was €75.9 million for the fourth quarter of 2007, stable compared to the same quarter of 2006. Fourth quarter revenues were mainly driven by the continued success of Quinvaxem™ and increased sales of travel vaccines. Sales in the fourth quarter of our respiratory / influenza vaccines Inflexal® V were lower than sales in the same quarter in 2006. The fourth quarter sales in 2006 accounted for 59.3% of revenues for the year. In 2007 44% of Influenza vaccine (mainly Inflexal® V) sales fell in the fourth quarter.

Historically Crucell’s revenues are concentrated in the second half of the year and particular in the fourth quarter due to the seasonal nature of the business. The decline in the dollar beyond the 1.45 level against the euro therefore negatively influenced dollar-related revenues when translated into Crucell’s reporting currency, euros. In November and December, in excess of 60% of Crucell’s revenues were in dollars or dollar-related currencies.

For the full year ending December 31, 2007, total revenue and other operating income was €213.1 million. In constant currencies this is €219.6 million.

Product sales for the fourth quarter amounted to €63.5 million and represent sales of pediatric vaccines (41%), travel vaccines (22%), respiratory/flu (22%) and other products (15%).

License revenues were €6.2 million in the fourth quarter, a decline of €4.2 million compared to the same quarter of 2006, when we received a significant license fee from a partner. License revenues consist of initial payments from new contracts as well as annual and other payments on existing contracts. No significant initial fees were recognized during the fourth quarter.

Service fees for the quarter were €5.0 million, compared to €4.3 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Total other operating income was €1.3 million for the quarter, compared to €2.7 million in the fourth quarter of 2006. Other operating income consists primarily of government grants and miscellaneous income.

Cost of Goods Sold
Cost of goods sold for the fourth quarter of 2007 amounted to €49.3 million, €45.9 million of which represents product costs and the remainder of €3.4 million the cost of service activities. Cost of goods sold for the quarter includes a purchase price allocation accounting charge of €2.3 million. This amount is charged to cost of goods sold when we sell the underlying acquired inventory. The charge is the result of the fair value established for inventory at acquisition dates. PPA adjustments in COGS, due to depreciation, amount to €1.1 million.

Expenses
Total expenses consist of research and development (R&D) expenses, and selling, general and administrative (SG&A) expenses. Total R&D and SG&A expenses were €35.7 million for the fourth quarter, representing a €0.5 million decline over the same period in 2006.

R&D expenses for the fourth quarter amounted to €18.3 million, which represents a €1.9 million decline versus the fourth quarter of 2006. The decrease can be attributed to the optimization of R&D activities and the timing of specific R&D expenses during the year.

SG&A expenses for the fourth quarter of 2007 were €17.4 million and represent an increase of €1.5 million over the same quarter in 2006, which is mainly attributed to higher selling and marketing expenses.

For the full year ending December 31, 2007, R&D expenses are €64.0 million. SG&A expenses for the period ending December 31, 2007 amount to €65.6 million and consist of selling and marketing expenses (€36.0 million) and general and administrative expenses (€29.7 million). Selling and marketing expenses increased €15.9 million mainly due to inclusion of costs related to Berna Biotech, SBL and Crucell Vaccines in the U.S. G&A expenses for the year rose €2.5 million compared to 2006 driven by compliance, advisory costs and equity based compensation costs.

Segment Reporting
As of full year 2007, Crucell will be reporting its statements of operations, broken down into Vaccines and Proteins. Total revenue and other operating income for the full year was €203.3 million for Vaccines and €9.8 million for Proteins. Gross margin for Vaccines was 34% and 35% for Proteins. Vaccines reported an operating loss of €28.7 million and Proteins a loss of €22.8 millions.

Net Loss
The Company reported a net loss €4.8 million for the fourth quarter of 2007 compared to €24.9 million in the same period of 2006. This amounted to €0.07 net loss per share, compared to a net loss per share of €0.41 in the fourth quarter of 2006. The Company reported a net loss of €45.9 million for the full year 2007 compared to €87.6 million in the same period of 2006. This amounted to €0.71 net loss per share, compared to a net loss per share of €1.53 for the full year 2006.

Balance Sheet
Property plant and equipment amounted to €145.5 million on December 31, 2007. Intangible assets represent assets acquired in acquisitions and amounted to €94.0 million. This figure represents acquired in-process R&D; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to €9.1 million and represents investments in AdImmune, PERCIVIA and Kenta. The Company's investment in Galapagos NV is classified under available-for-sale investments. Total equity on December 31, 2007 amounted to €437.2 million. A total of 65,353,796 ordinary shares were issued and outstanding on December 31, 2007.

Cash Flow and Cash Position
Cash and cash equivalents increased by €56.3 million in the fourth quarter to €163.2 million.

Strong cash flow in the fourth quarter was related to sales of pediatric and travel vaccines as well as other contractual payments, which included a €10.0 million payment from sanofi pasteur. The company’s net working capital position improved significantly during the fourth quarter, contributing directly to an increase cash flow from operating activities. The company’s cash and cash equivalents at December 31, 2007 amount to €163.2 million compared to €157.8 million at the beginning of the year.

Net cash from operating activities in the fourth quarter of 2007 was €51.5 million. Overall investments in net working capital decreased due to cash flow from accounts payable of €34.6 million and a cash flow from other current liabilities of €5.4 million.

In the fourth quarter net cash used in investing activities amounted to €1.9 million. This primarily consists of capital expenditure of €8.6 million offset by proceeds from the disposal of Pevion of €6.1 million.

In the quarter, net cash used in financing activities amounted to €8.7 million, consisting of proceeds of financial liabilities and the proceeds from shares issued for stock options exercised.

Outlook 2008
Crucell expects combined full year 2008 total revenue and total other operating income to grow by 20% in constant currencies3. The Company expects higher margins and positive cash flow.

Phasing in 2008:
We expect revenues and operating income to be phased throughout 2008 like in 2007. Cash flow and working capital are expected to significantly deteriorate in the first half of 2008 which is normal due to the seasonality of our business in which we build inventory in the first half of the year to sell our products in the second half. We expect the negative cash flow in the first nine months to reverse in the final quarter of 2008, to end the year with a positive cash flow.

Annual Report
Crucell N.V. is currently finalizing the financial statements for the year ended December 31, 2007. We expect to be able to file our 2007 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission as well as publish our Statutory Annual Accounts for the year 2007 at the end of March 2008. The consolidated balance sheet of Crucell N.V. as of December 31, 2007, the related consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2007 and all quarterly information as presented in this press release is unaudited.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

3 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Conference Call and Webcast

At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 10 minutes prior to the event:

1 866 966 5335 for the US;
0800 - 358 6283 for the UK; and
0800 - 022 9132 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

About Crucell

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biotechnology company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Portugal, Italy, Sweden, Korea and the U.S. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Financial Calendar:
12 March 2008	Investor / Analyst Day (London)
13 May 2008	Q1 Results 2008
30 May 2008	Annual General Meeting of Shareholders
12 August 2008	Q2 Results 2008
11 November 2008	Q3 Results 2008
17 February 2009	Q4 Results 2008

For further information please contact:

Media:	Investors/Analysts:
Crucell N.V.	Crucell N.V.
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: 31-(0)71 519 7346	Tel. +31-(0)71-519 7064
press@crucell.com	ir@crucell.com
www.crucell.com	www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR ’000 (except per share data)
	12 months ended		Fourth Quarter
	December 31,

	2007	2006	2007	2006
	unaudited	audited	unaudited	unaudited

Product sales	177,569	103,918	63,529	58,675
License revenues	12,211	16,955	6,164	10,325
Service fees	14,006	10,694	4,981	4,337

Total revenue	203,786	131,567	74,674	73,337

Cost of product sales	-124,557	-83,518	-45,857	-40,310
Cost of service fees	-10,327	-6,971	-3,429	-1,980

Total cost of goods sold	-134,884	-90,489	-49,286	-42,290

Gross margin	68,902	41,078	25,388	31,047

Government grants	7,086	6,901	1,458	1,313
Other income	2,244	2,455	-184	1,385

Total other operating income	9,330	9,356	1,274	2,698

Research and development	-63,995	-67,606	-18,291	-20,220
Selling, general and administrative	-65,621	-47,199	-17,421	-15,963
Restructuring	0	-3,120	0	-3,120
Impairment	-171	-30,416	-171	-30,416

Total other operating expenses	-129,787	-148,341	-35,883	-69,719

Operating loss	-51,555	-97,907	-9,221	-35,974

Financial income	13,190	13,453	3,670	4,218
Financial expenses	-11,812	-11,706	-3,869	-3,753
Results investments non-consolidated companies	-996	-1,956	186	-698
Gain on disposal of non-consolidated companies	2,186	0	2,186	0

Loss before tax	-48,987	-98,116	-7,048	-36,207

Income tax	3,040	10,551	2,270	11,335

Loss for the period	-45,947	-87,565	-4,778	-24,872

Attributable to:
Equity holders of the parent	-45,947	-87,313	-4,778	-25,328
Minority interest	0	-252	0	456

	-45,947	-87,565	-4,778	-24,872

Net loss per share - basic and diluted	-0.71	-1.53	-0.07	-0.41
Weighted average shares outstanding - basic and diluted	65,103	57,064	65,324	61,441

CONSOLIDATED BALANCE SHEETS

in EUR ’000

	December 31	September 30	December 31

	2007	2007	2006
	unaudited	unaudited	audited
ASSETS
Non-current assets
Plant and equipment, net	145,525	142,126	138,018
Intangible assets	94,045	98,961	113,077
Goodwill	44,377	44,914	47,419
Investments in associates and joint ventures	9,070	13,508	5,998
Net pension asset	2,479	2,476	2,555
Available-for-sale investments	10,009	8,468	12,339
Other financial assets	16,153	16,157	16,430
Deferred tax assets	0	305	308

	321,658	326,915	336,144

Current assets
Cash and cash equivalents	163,248	106,983	157,837
Trade accounts receivables	47,563	49,483	58,563
Inventories	67,233	74,970	75,519
Other current assets	25,218	25,150	25,152

	303,262	256,586	317,071

TOTAL ASSETS	624,920	583,501	653,215

LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital	15,685	15,647	15,553
Other reserves	743,918	739,649	737,539
Translation reserve	-28,623	-22,996	-7,920
Accumulated deficit	-293,738	-288,418	-247,872

Total equity	437,242	443,882	497,300

Non-current liabilities
Long-term financial liabilities	28,020	27,302	26,945
Long-term provisions	4,573	5,470	5,132
Deferred tax liabilities	28,210	31,359	33,586
Other non-current liabilities	12,123	0	0

	72,926	64,131	65,663

Current liabilities
Accounts payable	50,970	18,808	38,512
Short-term financial liabilities	24,710	18,499	19,468
Other current liabilities	37,962	37,279	29,132
Income tax payable	349	537	266
Short-term provisions	761	365	2,874

	114,752	75,488	90,252

Total liabilities	187,678	139,619	155,915

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	624,920	583,501	653,215

CONSOLIDATED STATEMENTS OF CASH FLOW

in EUR ’000
	12 months ended		Fourth Quarter
	December 31,

	2007	2006	2007	2006
	unaudited	audited	unaudited	unaudited

Cash flows from/(used in) operating activities
Loss for the period	-45,947	-87,565	-4,778	-24,872

Reversal of non-cash items
Tax	-3,040	-10,551	-2,270	-11,334
Results investments non-consolidated companies	996	1,956	-186	698
Financial income	-13,190	-13,453	-3,841	-4,218
Financial expenses	11,812	11,706	3,869	3,753
Depreciation	14,453	14,276	3,766	4,276
Amortization	11,894	7,560	2,763	3,060
Impairment	171	30,416	171	30,416
Fair value write-down on Inventory	8,493	11,272	2,337	1,134
Change in long-term liabilities and provisions	11,460	180	11,429	-92
Gain on disposal of non-current assets	-2,236	-176	-2,170	-4
Stock based compensation	6,817	5,687	2,032	1,819

	1,683	-28,692	13,122	4,636
Change in net working capital
Trade accounts receivable	8,583	-25,755	1,146	-19,972
Inventories	-6,128	-15,674	18	4,148
Other current assets	-615	1,136	-2,488	1,102
Trade accounts payable	16,274	18,509	34,581	11,775
Other current liabilities	8,247	-3,211	5,395	-4,784
Short-term provisions	-1,191	2,496	39	2,709
Interest paid	-2,152	-2,211	-80	-1,940
Income taxes paid	-1,545	123	-497	437
Payments out of provisions	-962	-675	294	-570

Net cash from/(used in) operating activities	22,194	-53,954	51,530	-2,459

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-27,156	-20,337	-8,559	-4,292
Proceeds from sale of equipment	113	197	-35	-215
Acquisiton of intangible assets	0	-12,371	0	-268
Proceeds from disposal of intangible assets	0	225	-11	0
Acquisition/Disposal of subsidiaries net of cash	0	33,367	0	-34,703
Investments / Capital increase in Joint ventures	0	-1,427	0	-1,172
Proceeds from disposal of Joint ventures	6,081	0	6,081	0
Assets classified as held for sale	0	11,772	0	-21
Proceeds from financial assets	-8,553	7,627	-176	11,134
Interest received	5,274	3,075	797	1,783

Net cash from/(used in) investing activities	-24,241	22,128	-1,903	-27,754

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	2,281	82,797	681	79,391
Proceeds from financial liabilities	10,309	14,703	7,931	4,707
Repayment of finanical liabilities	-1,346	-18,769	86	-17,833

Net cash from (used in) financing activities	11,244	78,731	8,698	66,265
Effects of exchange rate on cash and cash equivalents	-3,786	-802	-2,060	-490

Net increase/(decrease) in cash and cash equivalents	5,411	46,103	56,265	35,562
Cash and cash equivalents at beginning of period	157,837	111,734	106,983	122,275

Cash and cash equivalents at end of period	163,248	157,837	163,248	157,837

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR ’000 (except per share data)
	VACCINES	PROTEINS	TOTAL

		12 months ended
		December 31,

	2007	2007	2007
	unaudited	unaudited	unaudited

Product sales	173,544	4,025	177,569
License revenues	8,680	3,531	12,211
Service fees	12,916	1,090	14,006

Total revenue	195,140	8,646	203,786

Cost of product sales	-121,779	-2,778	-124,557
Cost of service fees	-7,488	-2,839	-10,327

Total cost of goods sold	-129,267	-5,617	-134,884

Gross margin	65,873	3,029	68,902
	0.3375679	0.350335415
Government grants	5,934	1,152	7,086
Other income	2,243	1	2,244

Total other operating income	8,177	1,153	9,330

Research and development	-48,019	-15,976	-63,995
Selling, general and administrative	-54,574	-11,047	-65,621
Impairment	-171	0	-171

Total other operating expenses	-102,764	-27,023	-129,787

Operating loss	-28,714	-22,841	-51,555

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
February 12, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations